
October 24, 2022

Jiang Hui
Chief Executive Officer
Wave Sync Corp.
19 West 44th Street
Suite 1001
New York, NY 10036

   **Re:  Wave Sync Corp. File No. 1-34113**
     **Correspondence filed October 7, 2022**

Dear Jiang Hui:

  We have reviewed your response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Correspondence filed October 7, 2022

Consolidated Statements of Operations, page F-5

1. We note your disclosure that the cost of revenue includes clubhouse services but none of the other costs associated with rental income. It is also not clear what cost of services have been included relating to cryptocurrency. As such, your presentation of gross profit on the statements of operations appears to result in a non-GAAP measure that is based on individually tailored accounting principles as it does not contemplate all costs of sales. Please remove the presentation of gross profit or otherwise address the guidance in SAB Topic 11B.

  You may contact Al Pavot at 202.551.3738 or Terence O'Brien at 202.551.3355 if you have questions.

       Sincerely,

       Division of Corporation Finance
       Office of Industrial Applications and
       Services